# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Moody National REIT II, Inc., CIK 0001615222
CUSIP: 000000000
Title of class of securities: Class A common stock, $0.01 Par Value; Class I common stock, $0.01 Par Value; Class T common stock, $0.01 Par Value
Address of issuer's principal executive offices: 9655 Katy Freeway, Suite 600, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-121270
Filed by CIK 0001726993

## Reporting persons
- Comrit Investments 1, Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,210,566.84; shared voting power 0; sole dispositive power 1,210,566.84; shared dispositive power 0; aggregate amount beneficially owned 1,210,566.84 (8.9% of the class)
  Comment: Percent of class is based on 13,640,429 shares of common stock issued and outstanding as of November 11, 2024, as reported by Moody National REIT II, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.
- Comrit Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 1,210,566.84; shared voting power 0; sole dispositive power 1,210,566.84; shared dispositive power 0; aggregate amount beneficially owned 1,210,566.84 (8.9% of the class)
  Comment: Percent of class is based on 13,640,429 shares of common stock issued and outstanding as of November 11, 2024, as reported by Moody National REIT II, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.
- Ziv Sapir: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 1,210,566.84; shared voting power 0; sole dispositive power 1,210,566.84; shared dispositive power 0; aggregate amount beneficially owned 1,210,566.84 (8.9% of the class)
  Comment: Percent of class is based on 13,640,429 shares of common stock issued and outstanding as of November 11, 2024, as reported by Moody National REIT II, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.

## Item 1. Issuer
Name of issuer: Moody National REIT II, Inc.
Address of issuer's principal executive offices: 9655 Katy Freeway, Suite 600 Houston, TX, 77024

## Item 2. Person Filing
Name of person filing: (i) Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership; (ii) Comrit Investments Ltd., an Israel limited liability private company; and (iii)Ziv Sapir, an Israeli citizen.
Address of principal business office or, if none, residence:
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101
Citizenship: Comrit Investments 1, Limited Partnership - Cayman Islands; Comrit Investments Ltd. - Israel; Ziv Sapir - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For Comrit Investments 1, Limited Partnership - 1,210,566.84
For Comrit Investments Ltd - 1,210,566.84
For Ziv Sapir - 1,210,566.84
Percent of class:
For Comrit Investments 1, Limited Partnership - 8.9
For Comrit Investments Ltd - 8.9
For Ziv Sapir - 8.9
Sole power to vote or to direct the vote:
For Comrit Investments 1, Limited Partnership - 1,210,566.84
For Comrit Investments Ltd - 1,210,566.84
For Ziv Sapir - 1,210,566.84
Shared power to vote or to direct the vote:
For Comrit Investments 1, Limited Partnership - 0
For Comrit Investments Ltd - 0
For Ziv Sapir - 0
Sole power to dispose or to direct the disposition:
For Comrit Investments 1, Limited Partnership - 1,210,566.84
For Comrit Investments Ltd - 1,210,566.84
For Ziv Sapir - 1,210,566.84
Shared power to dispose or to direct the disposition:
For Comrit Investments 1, Limited Partnership - 0
For Comrit Investments Ltd - 0
For Ziv Sapir - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of February 13, 2025, by and between Comrit Investments Ltd., Comrit Investments 1, Limited Partnership, and Ziv Sapir, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Comrit Investments 1, Limited Partnership: /s/ Ziv Sapir, By Comrit Investments Ltd., its general partner Ziv Sapir / Chief Executive Officer (02/13/2025)
- Comrit Investments Ltd.: /s/ Ziv Sapir, Ziv Sapir / Chief Executive Officer (02/13/2025)
- Ziv Sapir: /s/ Ziv Sapir, Ziv Sapir (02/13/2025)